July 22, 2019

Division of Corporate Finance

Office of Manufacturing and Construction

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:	BIOADAPTIVES, INC
Amendment No 1 Form 10-12(g) Filed June 27, 2019 File No. 000-54949

Dear Sirs/Madam

This correspondence is in response to your letter dated July 10, 2019 in reference to our filing of the Form 10-12G/A amendment No1 filed June 27, 2019 on the behalf of BioAdaptives, In, File No. 000-54949.

Please accept the following responses and note that Registrant filed a second amended Form 10-12(g) on July 22, 2019.

Comment 1

Item 2. Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.	Please revise MD&A to also disclose and discuss material changes in your financial condition and results of operations during the interim period ended March 31, 2019. Please specifically address what happened to the inventory you previously recorded, since it does not appear that you sold it, and address the specific nature of the professional fees you incurred. Refer to Item 303(b) of Regulation S-K.

Answer: Comments on the interim reporting period ended March 31, 2109, were added on pages 20-21-22 of the Amendment 2 Form 10-12(g). The specific comments on inventory, which was noted to be due to an agreement with supplier to accept return of raw material and replaced it with the understanding all orders will be in the form of finished manufactured goods for 2019. The difference was reflected in the supplier’s credit note of $39,723.55 to the Company. This information is both noted on the MD&A as well as on the Q1 financial statement on Page 44 note 1.

For the specific nature of the professional fees, this was notated on both the MD&A, as well as a detail breakdown on note 2 on the Q1 financial page 45. These were mainly : accounting fees, audit fees for balance audit for years 2017 and 2018, consulting fees and fees to Transfer agent.

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Comment 2

Item 13. Financial Statements and Supplementary Data 13. Subsequent Events, page 43

2.	We note your response to prior comment nine. Please revise your filing to disclose the actual date through which subsequent events have been evaluated including that this date is the date that the financial statements were available to be issued as noted in your response. Please also address this comment in the Subsequent Event footnote on page 53 of your interim financial statements. Refer to ASC 855-10-50-1.

Answer: The date of each of the subsequent events for the accounting period ended December 31, 2108 and March 31, 2019 are notated on their specific items on pages 43 for 2018 (the date being March 21, 2019 ) and pages 53 for 2019 (the date being May 8, 2019).

Registrant wishes to acknowledge that the Registrant and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Respectfully submitted

/s/Edward E. Jacobs, Jr

Edward E. Jacobs, Jr

Director, Chief Executive Officer

And President

(Principal Executive, financial and Accounting Officer)

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